--------------------------------------------------------------------------------
SEC 1746 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

===============================
         OMB APPROVAL
===============================
OMB Number: 3235-0145
===============================
Expires: October 31, 2002
===============================
Estimated average burden
hours per response. . . 14.9
===============================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___1_____)*

                                  AVIDYN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053678 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Stephanie L. McVay, 16980 Dallas Parkway, Ste. 120, Dallas, TX 75248
                                 (972) 447-6447

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/15/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053678 10 8

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        John Ward Hunt --

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)   N/A
        (b)   X

     3. SEC Use Only

     4. Source of Funds (See Instructions)  SC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6. Citizenship or Place of Organization
               USA

Number of            7. Sole Voting Power
Shares                        1,565,607
Beneficially
Owned by             8. Shared Voting Power
Each
Reporting            9. Sole Dispositive Power      1,565,607
Person With
                    10. Shared Dispositive Power

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,607

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13. Percent of Class Represented by Amount in Row (11) 43.2%

    14. Type of Reporting Person (See Instructions)    IN

ITEM 1:  SECURITY AND ISSUER

AVIDYN, Inc. common stock, $0.01 par value; AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248

ITEM 2:  IDENTITY BACKGROUND

(a)  John Ward Hunt
(b)  5103 Southbrook Drive, Dallas, TX 75209
(c) Chairman of the Board, AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248
(d)  No
(e)  No
(f)  USA

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 28, 2001, AVIDYN, Inc. ("AVIDYN") agreed to purchase 106,960 shares of AVIDYN common stock from The Answer Partnership, Ltd. (the "Partnership") and 993,040 shares of AVIDYN common stock (the "Trust Shares") from The Essential Endowment Trust (the "Trust") at a purchase price of $3.60 per share. On October 15, 2001, the transaction was closed and the Company paid the Partnership $385,056 and the Trust $2,114,944 from cash on hand and issued a promissory note for the benefit of the Trust in the principal amount of $1,460,000. The note is due on November 5, 2001 and accrues interest at a rate of 3.79% per annum. The price per share was negotiated between the parties and was a 13% discount from the closing price on September 26, 2001, which was the day the price was negotiated.

The Partnership is a Texas limited partnership that was owned 62.5% by J. Ward Hunt, Chairman of the Board of AVIDYN and the Managing Partner of the Partnership, and 37.5% by the Trust. The Partnership was organized as of July 3, 1992, for purposes of acquiring all of the then-issued and outstanding AVIDYN common stock. Mr. Hunt controls the day-to-day management of the Partnership. The Trust is a Texas irrevocable trust that was formed effective as of July 2, 1992, for purposes of acquiring an interest in the Partnership for the primary benefit of three children of Mr. Hunt. On October 12, 2001, the Trust withdrew from the Partnership and the Partnership distributed the Trust Shares to the Trust.

As a condition of closing, Mr. Hunt agreed (i) to reduce his salary to be commissary with the President of AVIDYN and (ii) to cancel an option agreement with AVIDYN. The Company agreed to pay Mr. Hunt $5,000 for the cancellation of the option agreement. The option agreement entitled Mr. Hunt to purchase 500,000 shares of AVIDYN common stock at an exercise price of $8.75 per share.

ITEM 4:  PURPOSE OF TRANSACTION

See Item 3.

(a)  None
(b)  None
(c)  None
(d)  None
(e) AVIDYN retired the 1,100,000 shares of its common stock purchased from the Partnership and the Trust as well as 1,100 shares of its common stock held in treasury.
(f)  None
(g)  None
(h)  None
(i)  None
(j)  None

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a) John Ward Hunt, owns 117,500 shares of AVIDYN, Inc. common stock, representing 3.2% of the outstanding shares and The Answer Partnership, Ltd., owns 1,448,107 shares of AVIDYN, Inc. common stock, representing 40% of the outstanding shares.

(b) J. Ward Hunt has sole voting power and sole dispositive power for the 117,500 shares of AVIDYN, Inc. common stock held in his name. J. Ward Hunt, as managing partner for the Answer Partnership, Ltd., has sole voting power and sole dispositive power for the 1,448,107 shares of AVIDYN, Inc. common stock held by The Answer Partnership, Ltd.
(c)  None
(d)  None
(e)  N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

300,000 shares of AVIDYN, Inc. common stock pledged to A.G. Edwards to secure a margin account held in the name of The Answer Partnership, Ltd.

91,500 shares of AVIDYN, Inc. common stock pledged to Donald & Co. Securities to secure a margin account held in the name of John Ward Hunt.

On September 9, 2001 the Partnership executed a promissory note and obtained a revolving line of credit with a borrowing limit equal to $1,200,000 from First Merchantile Bank. The note bears interest at a variable rate equal to 1.25% over prime. The partnership is required to pay accrued interest on the principal of the note on a quarterly basis with a final payment of unpaid principal and accrued interest due and payable on September 9, 2002. The note is secured by a commercial pledge and security agreement dated September 9, 2001 wherein the partnership pledged 1,000,000 shares of AVIDYN common stock as security for the bank. A Commercial Continuing Guaranty entered into between Mr. Hunt, as guarantor, and the Bank, also secures the Note. The Partnership retains the right to vote the Common Stock for so long as no default has occurred under the Note or the Pledge Agreements. The Partnership is currently in compliance with the terms of the Note and the Pledge Agreements. Although the Partnership intends to comply with the terms of the Note and Pledge Agreements, any inability or failure by the Partnership to comply with the terms of the Note and Pledge Agreements may result in the Bank foreclosing on the pledged shares of Common Stock which it may be required to sell under current federal banking regulations.

The Partnership is a Texas limited partnership that is owned by J. Ward Hunt, Chairman of the Board of AVIDYN and the Managing Partner of the Partnership, and 37.5% by the Trust. The Partnership was organized as of July 3, 1992, for purposes of acquiring all of the then-issued and outstanding AVIDYN common stock. Mr. Hunt controls the day-to-day management of the Partnership. The Trust is a Texas irrevocable trust that was formed effective as of July 2, 1992, for purposes of acquiring an interest in the Partnership for the primary benefit of three children of Mr. Hunt. On October 12, 2001, the Trust withdrew from the Partnership and the Partnership distributed the Trust Shares to the Trust.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     10/24/01


Signature  /s/ J. Ward Hunt


Name/Title  J. Ward Hunt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)